Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase dated December 6, 2024 and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal. This Offer to Purchase and accompanying Letter of Transmittal  do not constitute an offer to purchase securities in any jurisdiction in which such offer is not permitted or would not be permitted.

Notice of Offer to Purchase for Cash

Up to 17,753,322 Shares of Common Stock

of

CVR ENERGY, INC.

at

$18.25 Net Per Share

by

ICAHN ENTERPRISES HOLDINGS L.P.

Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises”) invites stockholders of CVR Energy, Inc. (the “Company”) to tender up to 17,753,322 shares of common stock, par value $0.01 per share of the Company (the “common stock”), in the aggregate, at a price of $18.25 per share, net to the seller in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). In the event more than 17,753,322 shares are properly tendered, Icahn Enterprises will purchase up to 17,753,322 shares on a pro rata basis.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JANUARY 6, 2025, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME AS THEY MAY BE EXTENDED, THE “EXPIRATION TIME”).

The Offer is not conditioned upon the receipt of financing. The Offer is, however, subject to certain other conditions as set forth in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Time, Icahn Enterprises will pay for shares properly tendered, up to 17,753,322 shares in the aggregate. The Purchase Price will be $18.25 per share. In the event more than 17,753,322 shares are properly tendered, Icahn Enterprises will purchase up to 17,753,322 shares on a pro rata basis.

Stockholders who do not tender their shares pursuant to the Offer and stockholders who otherwise retain an equity interest in the Company as a result of a partial tender of shares or a proration will continue to be owners of the Company, and will continue to participate in the Company’s future earnings and assets, if any, and will bear the attendant risks associated with owning equity securities.

The Offer is subject to certain customary conditions described in the Offer to Purchase, including a condition that prior to the Expiration Time and before the time of payment for the shares, there shall not have occurred any material adverse change to the Company. Notwithstanding any other provision of the Offer, if at any time prior to the Expiration Time any of the conditions occur or are not met, Icahn Enterprises will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 14e-1(c) of the Securities Exchange Act of 1934, as amended. The conditions are for the sole benefit of Icahn Enterprises and may be asserted by them regardless of the circumstances giving rise to any of the conditions (other than conditions that are proximately caused by their action or failure to act), and may be waived by Icahn Enterprises, in whole or in part, at any time and from time to time in their reasonable discretion prior to the Expiration Time. A subsequent offering period will not be available.

If the Offer is extended, Icahn Enterprises must publicly announce such extension no later than 9:00 a.m. New York City time on the next business day after the previously scheduled Expiration Time.

Stockholders may tender shares by timely delivering to Broadridge Corporate Issuer Solutions, LLC, the depositary and paying agent for the Offer (the “Depositary and Paying Agent”), (i) certificates for shares (or confirmation of a book-entry transfer of such shares into the Depositary and Paying Agent’s account at the book-entry transfer facility), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), and (iii) any other required documents. If shares are held through a broker, dealer, commercial bank, trust company or other nominee, such shares can be tendered only by that broker, dealer, commercial bank, trust company or other nominee. Payment for shares accepted for payment pursuant to the Offer will be made only after timely receipt of the foregoing. For purposes of the Offer, Icahn Enterprises shall be deemed to have accepted for payment tendered shares when, as and if they give oral or written notice to the Depositary and Paying Agent of their acceptance for payment of the tender of such shares. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE TO BE PAID BY US.

Tenders of shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Time, and unless previously accepted for payment as provided in the Offer to Purchase, may be withdrawn after the expiration time. To properly withdraw shares, you must deliver a written notice of withdrawal with the required information to the Depositary and Paying Agent while you still have the right to withdraw the shares. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of such shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary and Paying Agent or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase. If you have tendered your shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the nominee to arrange for the withdrawal of your shares.

In the event more than 17,753,322 shares are properly tendered, Icahn Enterprises will purchase up to 17,753,322 shares properly tendered on a pro rata basis. In the event of proration, it is not expected that the final results will be announced or payment for any shares purchased pursuant to the Offer will commence until up to five business days after the Expiration Time.

Neither Icahn Enterprises nor the Depositary and Paying Agent or the Information Agent is making any recommendation to you as to whether to tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer.

The Special Committee – Strategic of the Board of Directors of the Company, acting upon the express delegation of authority by the Board of Directors of the Company, has unanimously determined to express no opinion and remain neutral with respect to the Offer and to not make any recommendation to you as to whether to tender or refrain from tendering your shares in the Offer. Such recommendation is expected to be included in a Schedule 14D-9 to be filed by the Company with the Securities and Exchange Commission.

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An exchange of shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer.

Any questions or requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent, and copies will be furnished promptly at Icahn Enterprises’ expense. Copies of the Offer to Purchase, the Letter of Transmittal and the other tender offer materials may also be obtained from the Securities and Exchange Commission’s website at http://www.sec.gov. Stockholders may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

22 Floor

New York, New York 10005

Shareholders please call toll-free: (866) 207-3626

All other calls: (212) 269-5550

Email: CVREnergy@dfking.com

December 6, 2024

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